SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Sweetwater Resources, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

870541109

(CUSIP Number)

Innovative Sales
1000 W. Bonanza Rd.
Las Vegas, Nevada  89106
(702) 382-3385

(Name, Address, and Telephone Number of Person Authorized
 to Receive Notices and Communications)

With a copy to:
Mark C. Lee, Esq.
Greenberg Traurig, LLP
1201 K Street, Suite 1100
Sacramento, California 95814

June 5, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 870541109

1		NAME OF REPORTING PERSONS Innovative Sales
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☑ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 43,850,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 43,850,000
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,850,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.10% (1)
14		TYPE OF REPORTING PERSON (See Instructions) CO
(1) Based on 74,200,000 shares of Common Stock outstanding on June 13, 2012.

CUSIP No. 870541109

1		NAME OF REPORTING PERSONS Alvin A. Snaper
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☑ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 43,850,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 43,850,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,850,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.10 (1)
14		TYPE OF REPORTING PERSON (See Instructions) IN
___________________________
(1) Based on 74,200,000 shares of Common Stock outstanding on June 13, 2012.

CUSIP No. 870541109

Item 1.                      Security and Issuer

This Schedule 13D relates to the shares of common stock, $0.001 par value per share (“Common Stock”) of Sweetwater Resources, Inc. (the “Issuer”).  The principal executive offices of the Issuer are located at 1000 W. Bonanza Rd., Las Vegas, Nevada  89106.

Item 2.                      Identity and Background

(a)           This Schedule 13D is being jointly filed by the following persons (collectively, the “Reporting Persons”): (i) Innovative Sales, a Nevada corporation (“Innovation”), and (ii) Alvin A. Snaper (“Snaper”), an individual.  Snaper is the sole stockholder and the sole officer of Innovative.  As a result of the foregoing, Snaper may be deemed beneficially to own the securities of the Issuer owned by Innovative.

The Reporting Persons have entered into a Joint Filing Agreement dated as of June 5, 2012, a copy of which is attached as Exhibit A, pursuant to which the Reporting Persons have agreed to file this Schedule 13D jointly.

(b)           The principal office of Innovative is located at 1000 W. Bonanza Rd., Las Vegas, Nevada 89106.  The principal business of Innovative is the research and development of technology for the manufacture of industrial grade cultured diamonds that are chemically, optically and physically the same as their natural counterparts.

The business address of Snaper is 1000 W. Bonanza Rd., Las Vegas, Nevada 89106.

(c)           Snaper is a director and the President, Chief Executive Officer, Chief Financial Officer, Chief Science Officer, and Secretary of the Issuer.  The address of the Issuer is 1000 W. Bonanza Rd., Las Vegas, Nevada 89106.

(d)           During the last five years neither of the Reporting Persons has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years neither of the Reporting Persons was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)           The individual Reporting Person is a U.S. citizen.

Item 3.                      Source and Amount of Funds or Other Consideration

Innovative received 43,850,000 shares (the “Shares”) of Common Stock pursuant to the terms of the Asset Acquisition Agreement (the “Acquisition Agreement”) by and between the Issuer and Innovative, whereby the Issuer purchased certain assets (the “Assets”) of Innovative consisting of a cultured diamond technology patent and related intellectual property in exchange for the issuance of the Shares. The Acquisition Agreement was filed with the Securities and Exchange Commission on June 11, 2012 on a Current Report on Form 8-K.  The transactions contemplated by the Acquisition Agreement closed on June 5, 2012.

CUSIP No. 870541109

Item 4.                      Purpose of the Transaction

Innovative received the Shares as partial consideration for the Assets pursuant to the terms and conditions of the Acquisition Agreement.

Subject to on going evaluation, except as set forth above, each of the Reporting Persons has no current plans or proposals which relate to or would result in any of the following:

(a)           The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)           An extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

(c)           A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)           Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)           Any material change in the present capitalization or dividend policy of the Issuer;

(f)           Any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)           Changes in the Issuer’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)           Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)           A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)           Any action similar to any of those enumerated above.

Item 5.                      Interest in Securities of the Issuer

(a)           Innovative beneficially owns 43,850,000 shares of Common Stock, which represent approximately 59.10% of the outstanding shares of Common Stock.  By reason of being the sole stockholder and the sole officer of Innovative, Snaper may be deemed to beneficially owns 43,850,000 shares of Common Stock, which represent approximately 59.10% of the outstanding shares of Common Stock.

(b)           Innovative has the sole power to vote and sole power to dispose of 43,850,000 shares of Common Stock, which represent approximately 59.10% of the outstanding shares of Common Stock.  .  By reason of being the sole stockholder and the sole officer of Innovative, Snaper may be deemed to have shared power to vote and dispose of 43,850,000 shares of Common Stock, which represent approximately 59.10% of the outstanding shares of Common Stock.

CUSIP No. 870541109

(c)           No transactions in the Issuer’s Common Stock were effected during the past 60 days by the Reporting Persons except as set forth in Item 3 above.

(d)           Not applicable.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Reference is made to the transaction stated in Item 3 above.

Item 7.                      Material to be Filed as Exhibits

Exhibit A - Joint Filing Agreement dated as of June 5, 2012.

CUSIP No. 870541109

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated:  June 12, 2012                                                                           INNOVATIVE SALES

By:    /s/ Alvin A. Snaper
Name:  Alvin A. Snaper
Title:  Chairman and Chief Science Officer

/s/ Alvin A. Snaper
Alvin A. Snaper

CUSIP No. 870541109

EXHIBIT A

JOINT FILING AGREEMENT

Dated as of June 5, 2012

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing on behalf of each of the undersigned of a Schedule 13D (including any and all amendments thereto) with respect to the shares of common stock, par value $0.001 per share, of Sweetwater Resources, Inc., a Nevada corporation, and that this Joint Filing Agreement may be included as an Exhibit to such joint filing.

Each of the undersigned agrees that each party hereto is responsible for the timely filing of such Schedule 13D (including any and all amendments thereto) and for the completeness and accuracy of the information concerning such party contained therein, provided that no party is responsible for the completeness and accuracy of the information concerning any other party, unless such party actually knows that such information is incorrect.  Each party will indemnify the other parties for any incompleteness or inaccuracy in such information concerning the indemnifying party.

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